Exhibit 12.2

MACK-CALI REALTY CORPORATION

CALCULATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

(DOLLAR AMOUNTS IN THOUSANDS)

Mack-Cali Realty Corporation’s ratios of earnings to combined fixed charges and preferred stock dividends for the nine months ended September 30, 2005 and for each of the five years ended December 31, 2004 were as follows:

	Nine Months
	Ended September 30,	For the Year Ended December 31,
	2005	2004	2003	2002	2001	2000
EARNINGS:
ADD:
Income from continuing operations before minority interest and equity in earnings from unconsolidated joint ventures	$85,674	$124,550	$125,001	$144,120	$154,200	$124,233

Fixed charges (see calculation below)	97,038	129,854	139,603	143,592	144,625	132,640

Distributed income of unconsolidated joint ventures	—	1,411	11,405	14,793	9,004	8,055

SUBTRACT:
Capitalized interest	(4,059)	(3,920)	(7,285)	(19,664)	(16,722)	(11,524)
Preferred security dividend requirements of consolidated subsidiaries	(3,909)	(15,636)	(15,668)	(15,656)	(15,644)	(15,441)
Minority interest in pre-tax income of consolidated subsidiaries that have not incurred fixed charges	—	—	—	—	—	(5,072)

TOTAL EARNINGS:	$174,744	$236,259	$253,056	$267,185	$275,463	$232,891

FIXED CHARGES:
Interest expense (includes amortization of deferred financing costs)	$88,919	$110,104	$116,311	$107,823	$112,003	$105,394

Capitalized interest	4,059	3,920	7,285	19,664	16,722	11,524

Interest portion (33 percent) of ground rents on land leases	151	194	339	449	256	281

Preferred security dividend requirements of consolidated subsidiaries	3,909	15,636	15,668	15,656	15,644	15,441

TOTAL FIXED CHARGES:	$97,038	$129,854	$139,603	$143,592	$144,625	$132,640

Preferred Stock Dividends	1,500	2,000	1,672	—	—	—

TOTAL COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS:	$98,538	$131,854	$141,275	$143,592	$144,625	$132,640
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS:	1.8	1.8	1.8	1.9	1.9	1.8